Filed by AT&T Comcast Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: AT&T Comcast Corporation
                                                   Commission File No. 333-82460


Below is the transcript of an interview with C. Michael Armstrong, Chairman and Chief Executive Officer of AT&T:


                              RETAIL BROKER NETWORK



Moderator:        Mike, could you give us a quick recap of what's under
                  consideration.

Armstrong:        Well, our shareholders will be voting on regular annual
                  meeting business, plus four key management proposals:

                  The first two proposals have to do with our merger with AT&T Comcast Company and the third proposal is for a tracking stock of our Consumer business and the fourth proposal is a reverse stock split.

Moderator:        Let's examine those proposals one by one. The
                  Broadband/Comcast Merger - are you saying both proposals must be approved for the merger to be completed?

Armstrong:        I am saying that the first proposal is for the merger.  The second addresses the proposed charter, and shareholders must approve both proposals to vote for the merger.


Moderator:        Let's move on to the Consumer Services tracking stock. What is this proposal all about?

Armstrong:        Well, we're issuing a new tracking stock and what that's
                  going to do for us is enable our investors to choose between investing in our consumer business or in our core business services company.

Moderator:        Why a tracking stock?  Why not just spin out Consumer
                  Services as a new company?

Armstrong:        Well, there are several advantages to this approach.

                  First, it's a targeted class of stock, but second it keeps both of these businesses together because they are very dependent on a common network. And third, it avoids a lot of regulatory process constraints.

Moderator:        Tell me about the reverse stock split. Isn't this unusual
                  for a company like AT&T?

Armstrong:        Not really. It's a new share, a new one share, for every
                  five shares that you hold. And in fact, we did something like that when we did the Wireless spin-off where you had two shares of AT&T stock, you got approximately one share of Wireless. What this will do by having this reverse stock split is enable the AT&T stock price to be in line with other S&P peers. But I would like to note that the reverse stock split does not change the value of a shareholder's ownership. It's a new share, and it's five times the value of the share before the split. It's kind of like I'm going to take 20 nickels and I'm going to give 4 quarters

Moderator:        So clarify for me - if all these proposals are approved, what will shareholders have at the end of all this?

Armstrong:        Well, if in fact we implemented all of the  proposals, we
                  would have, of course, the AT&T Comcast Corp. Common Stock which would be approximately 56% owned by AT&T shareholders.
                  We would have the AT&T Consumer Services tracking stock which would be 100% owned by the AT&T shareholders, and we have the new AT&T Common Stock which would be issued after the reverse split owned 100% by AT&T shareholders, and the timing of getting this all done is to be accomplished by year-end 2002.
                  The reverse split would occur in conjunction with the merger.
                  But of course the timing of anything of the tracking stock period is that we have to have the appropriate market receptivity and Board approval.

Moderator:        What are the tax consequences of these transactions likely to be for shareholders?

Armstrong:        Our shareholders will receive all of the benefits of equities that I've described tax free.

Moderator:        To wrap up, where should brokers, if they or any of their
                  clients, have additional questions about these proposals or any other proposals at the shareholder's meeting?

Armstrong:        Well, of course, people can always refer to the proxy
                  material that was sent out to reference for any specific area, but also they can do an on-line version with our Investor
                  Relations website which is att.com/ir. Now if we have some additional questions that set of information wouldn't satisfy, please contact Georgeson Shareholder Services through our proxy solicitor at 212-440-9800.



                                       3